

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2010

Mr. Jeffrey M. Gutman
Senior Vice President and Chief Financial Officer
Oxford Resource Partners, LP
544 Chestnut Street
P.O. Box 427
Coshocton, OH 43812

> **Re:** **Oxford Resource Partners, LP**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **File No. 333-165662**
> **Filed June 25, 2010**

Dear Mr. Gutman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In performing an examination, members of the staff may refer to either or both your electronic marked version and the paper marked version of each amendment. We also necessarily rely upon the accuracy of the same. The version of the redlined document that you provided in paper form to the staff includes marking that differs from the version you filed via EDGAR on June 25, 2010. For example, please refer to the risk factor captioned "The assumptions underlying the forecast" at page 24. Please advise whether the paper version includes any redlining errors. Explain to us why the marked version of Amendment No. 4 is marked differently in these two formats, and identify for us all such differences.

2.   We have received your revised confidential treatment request and will issue under separate cover any related additional comments.

Road Show Slides

3.   Please provide us with at least one complete copy of the revised slides you propose to use, with all changes from the initial set you provided clearly marked for easy reference.

Graphic Materials

4.   Please ensure that all maps and the related text are clear and legible, both in the version you file with the Commission and in the version that is printed and distributed. For example, the map and accompanying text at page 118 are legible in the version you provide via EDGAR, but the same is not true of the paper version you provided to the staff.

Risk Factors, page 23

5.   You added new text to "The assumptions underlying the forecast" at page 24, some of which mitigates the risk you describe. In that regard, we remind you of comment 20 from our comment letter dated April 22, 2010, and comment 8 from our comment letter dated June 4, 2010. Please revise accordingly.

Exhibit 8.1

6.   Please obtain and file a new or revised opinion which addresses the following issues.

7.   The short-form tax opinion filed as an exhibit must make clear that the referenced disclosure in the prospectus in fact constitutes the opinion of named counsel. In that regard, it is inappropriate to indicate that the referenced statements "constitute accurate summaries of the matters described therein…."

8.   If counsel retains the penultimate paragraph of the opinion, it must be revised to make clear that among those entitled to rely upon the opinion are investors and potential investors, since such persons might not otherwise be aware that they are among those "entitled to rely on it pursuant to applicable provisions of federal securities law."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Jeffrey M. Gutman
Oxford Resource Partners, LP
June 29, 2010
Page 3

You may contact Kevin Stertzel at (202) 551-3723, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: William N. Finnegan IV
         (713) 546-5401